Exhibit 99.1

October 14, 2026

To Our Shareholders

4-3-1 Ohashi, Minami-ku, Fukuoka-shi, Fukuoka, Japan

rYojbaba Co., Ltd.

Ryoji Baba, Representative Director

Public Notice of Board Resolution on Subscription Terms of Stock Acquisition Rights

At its meeting held on October 14, 2026, the Board of Directors of the Company resolved to issue stock acquisition rights as paid stock options to external collaborators. The Company hereby gives public notice thereof pursuant to Article 240, paragraphs (2) and (3) of the Companies Act.

Particulars

rYojbaba Co., Ltd.

Terms of Issue of the Third Series Stock Acquisition Rights

1. Number of Stock Acquisition Rights

The number of Stock Acquisition Rights shall be 346,500.

2. Class and Number of Shares Underlying the Stock Acquisition Rights, or Method of Calculation Thereof

The class and number of shares underlying each Stock Acquisition Right shall be one (1) share of common stock of the Company. However, if the Company effects a share split or share consolidation of its common stock, the number of shares underlying each Stock Acquisition Right shall be adjusted in accordance with the following formula, and any fraction of less than one (1) share resulting from such adjustment shall be rounded down.

Number of shares after adjustment = Number of shares before adjustment × Ratio of split or consolidation

In addition, if the Company effects a merger, share exchange or company split, or in any other case where an adjustment is deemed necessary, the Company shall make such adjustment to the number of shares underlying each Stock Acquisition Right as it deems appropriate.

3. Amount to Be Paid in Exchange for the Stock Acquisition Rights

The amount of money to be paid in exchange for the Stock Acquisition Rights shall be USD 0.0080 per Stock Acquisition Right (USD 2,772.00 in total). Such amount is equal to the fair value calculated by Stock Option Advisory Service Co., Ltd., a third-party valuation firm.

4. Allotment Date of the Stock Acquisition Rights

October 30, 2026

5. Value of Property to Be Contributed upon Exercise of the Stock Acquisition Rights

The property to be contributed upon exercise of the Stock Acquisition Rights shall be money, and its value shall be USD 3.50 per share (the “Exercise Price”). The value of the property to be contributed upon exercise of each Stock Acquisition Right shall be the amount obtained by multiplying the Exercise Price by the number of shares underlying each Stock Acquisition Right.

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If the Company effects a share split or share consolidation of its common stock, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than USD 0.01 resulting from such adjustment shall be rounded up.

Exercise Price after adjustment = Exercise Price before adjustment ×	1 Ratio of split or consolidation

In addition, if, after the allotment of the Stock Acquisition Rights, the Company issues new shares of common stock or disposes of treasury shares of common stock at a price below the market price, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than USD 0.01 resulting from such adjustment shall be rounded up.

Exercise Price after adjustment = Exercise Price before adjustment ×	Number of outstanding shares + (Number of newly issued shares × Amount paid in per share) ÷ Share price before new issuance Number of outstanding shares + Number of newly issued shares

In the above calculation, “number of outstanding shares” means the total number of issued shares of the Company less the number of treasury shares held by the Company. In the case of a disposal of treasury shares, “number of newly issued shares” shall be read as “number of treasury shares to be disposed of.”

Furthermore, if, after the allotment of the Stock Acquisition Rights, the Company effects a merger, share exchange or company split, or in any other case where an adjustment is deemed necessary, the Company shall make such adjustment to the Exercise Price as it deems appropriate.

6. Period During Which the Stock Acquisition Rights May Be Exercised

From January 1, 2027 to December 31, 2028

7. Matters Concerning Stated Capital and Capital Reserve to Be Increased

The amount of stated capital to be increased upon the issuance of shares through the exercise of the Stock Acquisition Rights shall be the amount obtained by multiplying by 0.5 the maximum amount of increase in stated capital, etc., calculated in Japanese yen in accordance with Article 17 of the Ordinance on Company Accounting, with any fraction of less than one (1) yen resulting from the calculation rounded up. The amount of capital reserve to be increased shall be the amount obtained by deducting the amount of stated capital to be increased from such maximum amount of increase in stated capital, etc.

8. Restriction on Acquisition of the Stock Acquisition Rights by Transfer

Any acquisition of the Stock Acquisition Rights by transfer shall require the approval of the Board of Directors by resolution.

9. Conditions for Exercise of the Stock Acquisition Rights

(1)	A holder of the Stock Acquisition Rights (a “Holder”) may exercise the Stock Acquisition Rights only if, during the period from the allotment date of the Stock Acquisition Rights to December 31, 2028, the Holder has brought to the Company’s consolidated group, through introduction, intermediation or other involvement by the Holder, a cumulative Contribution Profit (as defined in item (2) of this Article; the same applies hereinafter) of JPY 100,000,000 or more.

(2)	For purposes of item (1) of this Article, “Contribution Profit” means the amount obtained by deducting, from the net sales directly brought to the Company’s consolidated group as a result of the Holder’s introduction, intermediation or other involvement, the expenses directly incurred to obtain such sales (meaning cost of purchases, outsourcing costs, sales commissions and other expenses individually corresponding to such sales), calculated in accordance with the Company’s management accounting rules.

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(3)	The calculation of the amount of Contribution Profit and the determination of whether the condition for exercise set forth in item (1) of this Article has been satisfied shall be made by the Board of Directors of the Company based on the Company’s management accounting records.

(4)	The Stock Acquisition Rights may not be exercised if such exercise would cause the total number of issued shares of the Company to exceed the total number of authorized shares at that time.

10. Grounds and Conditions for Acquisition of the Stock Acquisition Rights by the Company

(1)	If a merger (absorption-type or consolidation-type) in which the Company is the disappearing company, an absorption-type or incorporation-type company split in which the Company is the splitting company, or a share exchange or share transfer whereby the Company becomes a wholly owned subsidiary is approved at a general meeting of shareholders of the Company (or by resolution of the Board of Directors where approval by a general meeting of shareholders is not required), the Company may acquire the Stock Acquisition Rights without consideration.

(2)	If a Holder becomes unable to exercise all or part of the Stock Acquisition Rights pursuant to Item 9 (“Conditions for Exercise of the Stock Acquisition Rights”) above, the Company may acquire such Stock Acquisition Rights without consideration.

(3)	If a Holder manifests an intention to waive, return or otherwise relinquish all or part of the Stock Acquisition Rights, the Company may acquire such Stock Acquisition Rights without consideration.

11. Treatment upon Organizational Restructuring

If the Company conducts a merger (limited to a merger in which the Company is the disappearing company), an absorption-type company split, an incorporation-type company split, a share exchange or a share transfer (collectively, an “Organizational Restructuring”), the Company shall deliver to each Holder of Stock Acquisition Rights remaining immediately before the effective date of the Organizational Restructuring stock acquisition rights of the relevant stock company listed in Article 236, paragraph (1), item (viii), (a) through (e) of the Companies Act (the “Restructured Company”), in accordance with the conditions below; provided, however, that this shall apply only where the delivery of stock acquisition rights of the Restructured Company in accordance with the conditions below is stipulated in the agreement or plan for the Organizational Restructuring.

(1)	Number of stock acquisition rights of the Restructured Company to be delivered: the same number as the number of Stock Acquisition Rights held by each Holder.

(2)	Class of shares of the Restructured Company underlying the stock acquisition rights: common stock of the Restructured Company.

(3)	Number of shares of the Restructured Company underlying the stock acquisition rights: to be determined in accordance with Item 2 (“Class and Number of Shares Underlying the Stock Acquisition Rights, or Method of Calculation Thereof”) above, taking into consideration the terms and conditions of the Organizational Restructuring.

(4)	Value of property to be contributed upon exercise of the stock acquisition rights, or method of calculation thereof: to be determined in accordance with Item 5 (“Value of Property to Be Contributed upon Exercise of the Stock Acquisition Rights”) above, taking into consideration the terms and conditions of the Organizational Restructuring.

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(5)	Period during which the stock acquisition rights may be exercised: from the later of the first day of the exercise period set forth in Item 6 (“Period During Which the Stock Acquisition Rights May Be Exercised”) above and the effective date of the Organizational Restructuring, until the last day of the exercise period set forth in Item 6 above.

(6)	Matters concerning stated capital and capital reserve to be increased: to be determined in accordance with Item 7 (“Matters Concerning Stated Capital and Capital Reserve to Be Increased”) above.

(7)	Restriction on acquisition of the stock acquisition rights by transfer: to be determined in accordance with Item 8 (“Restriction on Acquisition of the Stock Acquisition Rights by Transfer”) above.

(8)	Conditions for exercise of the stock acquisition rights: to be determined in accordance with Item 9 (“Conditions for Exercise of the Stock Acquisition Rights”) above.

(9)	Other conditions shall be determined in accordance with the terms and conditions of the Organizational Restructuring.

12. Treatment of Fractions upon Exercise of the Stock Acquisition Rights

If a Holder exercises one or more Stock Acquisition Rights, the number of shares to be delivered to such Holder upon such exercise shall be a whole number. Any portion of less than one (1) share shall be rounded down, and no shares shall be allotted for such portion. No cash adjustment shall be made for such rounding down of fractions.

13. Payment Date for the Stock Acquisition Rights

October 30, 2026

14. Non-Issuance of Stock Acquisition Right Certificates

The Company shall not issue stock acquisition right certificates for the Stock Acquisition Rights.

15. Unit of Exercise of the Stock Acquisition Rights

The Stock Acquisition Rights shall be exercised in units of one (1) Stock Acquisition Right, and no partial exercise of any single Stock Acquisition Right shall be permitted.

16. Exercise Requests and Method of Payment

When exercising the Stock Acquisition Rights, a Holder shall submit to the reception office designated by the Company an exercise request form specifying the details and number of the Stock Acquisition Rights to be exercised and the exercise date, and shall, on such exercise date, pay the full amount to be contributed upon exercise, in U.S. dollars, at the payment handling place, such as a bank, designated by the Company. Remittance fees, intermediary bank charges and any other costs required for such payment shall be borne by the Holder.

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